Exhibit 99.B(m)(3)(i)

October 1, 2015

Voya Series Fund, Inc.
7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona  85258

Re:                             Reduction in Fee Payable under the Third Amended and Restated Distribution and Shareholder Services Plan for the Class C Shares

Ladies and Gentlemen:

By this letter dated October 1, 2015 (the “Waiver Letter”), we have agreed to waive the distribution fee payable to us under the Third Amended and Restated Distribution and Shareholder Services Plan for Class C Shares  (the “Plan”) of Voya Corporate Leaders 100 Fund (the “Fund”), a series of Voya Series Fund, Inc. (“VSFI”), in an amount equal to 0.25% per annum on the average daily net assets attributable to Class C Shares of the Fund, as if the distribution fee specified in the Plan were 0.50%.  By this letter, we agree to waive this amount for the period from October 1, 2015 through October 1, 2016.

This Waiver Letter shall have an initial term with respect to the Fund ending on October 1, 2013.  Thereafter, this Waiver Letter shall automatically renew for one-year terms with respect to the Fund.  This Waiver Letter may be terminated or modified at any time without payment of any penalty, by vote of a majority of the Rule 12b-1 Directors, as defined in the Plan.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

		By:	/s/ Michael J. Roland
Michael J. Roland
Executive Vice President
Voya Investments Distributor, LLC

Agreed and Accepted:
Voya Series Fund, Inc.
(on behalf of Voya Corporate Leaders 100 Fund)

By:	/s/ Todd Modic
Todd Modic
Senior Vice President